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                                                                   Exhibit 99.29


                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO),
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

     Points International Ltd. ("Points")
     134 Peter Street
     Suite 333
     Toronto, Ontario
     M5V 2H2

ITEM 2: DATE OF MATERIAL CHANGE

     March 11, 2004

ITEM 3: PRESS RELEASE

     A press release reporting the material change was disseminated from Toronto, Ontario by Points on March 11, 2004. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

     On March 11, 2004 Points entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

     On March 11, 2004 Points entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares. The cash payment will be satisfied by C$1.9 million on the closing date with the balance payable semi-annually over two years. The four million shares will be issued into escrow on the closing date and will be released to MilePoint in four tranches over two years. Closing of the acquisition is subject to regulatory approval and customary closing conditions. In connection with the acquisition, Points International will retain as consultants MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

     Not applicable.

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ITEM 7: OMITTED INFORMATION

     Not applicable.

ITEM 8: SENIOR OFFICERS

     For further information, please contact Stephen Yuzpe, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9: STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

     DATED at Toronto, Ontario this 18th day of March, 2004.

                                        POINTS INTERNATIONAL LTD.


                                        By:    /s/ Stephen Yuzpe
                                            ------------------------------------
                                        Name:  Steve Yuzpe
                                        Title: Chief Financial Officer